QUALCOMM Incorporated

5775 Morehouse Drive    www.qualcomm.com
San Diego, CA 92121-1714
(858) 587-1121

April 11, 2017
Larry Spirgel, Assistant Director; AD Office 11 - Telecommunications
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    QUALCOMM Incorporated
Form 10-K for the fiscal year ended September 25, 2016
Filed November 2, 2016
Form 10-Q for Fiscal Quarter Ended December 25, 2016
Filed January 25, 2017
File No. 0-19528
Dear Mr. Spirgel:
Qualcomm Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated March 29, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing. To assist your review, we have set forth below the Staff’s comments (in bold), followed by Qualcomm’s response.
Form 10-Q for Fiscal Quarter Ended December 25, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business and Operating Segments, page 23

1.
Please describe in greater detail the terms of your licensing agreements, including whether, in general, you offer only a comprehensive license to your entire portfolio and whether and to what extent you use royalty caps.

Response: The Company will include greater detail regarding the terms of our licensing agreements, including the scope of licenses offered and the presence of royalty caps, in future filings, starting with the upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2017, which we expect to filed on or about April 19, 2017.

Mr. Spirgel
RE: Qualcomm Incorporated
April 11, 2017

Risk Factors, page 31

2.
Please provide a separate risk factor that discusses the potential effect on your business and financial results, including gross profits, if you are required to change your licensing practices due to the recent governmental and private legal proceedings challenging your licensing practices. Specifically explain the risks to your current licensing practices if you are required to unbundle certain licenses or revise the bases upon which royalties are calculated. To provide context, please highlight the particular licensing practices at issue and the relevant impact by jurisdiction.

Response: While we note that various elements of the requested risk factor disclosure had previously been included in other risk factors or elsewhere in our periodic filings, in future filings, starting with the upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2017, which we expect to file on or about April 19, 2017, the Company will provide a separate risk factor that addresses the matters requested.

Respectfully submitted,

/s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer
Qualcomm Incorporated